NEWS RELEASE

New York - AG	February 19, 2026
Toronto - AG
Frankfurt - FMV
First Majestic Reports Q4 2025 and Full Year 2025 Financial Results;
Announces Quarterly Dividend Payment
Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or “First Majestic”) is pleased to announce the Company’s audited consolidated financial results for the fourth quarter and year end ended December 31, 2025. The full version of the annual financial statements and the accompanying management’s discussion and analysis can be viewed on the Company’s website at www.firstmajestic.com or on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. All amounts are in U.S. dollars unless stated otherwise.
FOURTH QUARTER HIGHLIGHTS
•Record Quarterly Silver Production (+77% Y/Y): The Company achieved record quarterly silver production by producing 4.2 million silver ounces (“oz”) in Q4 2025, a 77% increase when compared to 2.4 million silver ounces produced in Q4 2024.
•Record Quarterly Revenue (+169% Y/Y): For a fourth consecutive quarter, the Company achieved record quarterly revenue of $463.9 million (with 60% of revenue from silver), a 169% increase compared to $172.3 million in revenue in Q4 2024. Total revenue for the quarter excluded 463,156 oz of silver and 2,808 oz of gold that were held in inventory at the end of the quarter, with a fair value of $45.3 million.
•Record Cash Flow from Operations (+$238.5 million Y/Y): Operating cash flow before changes in working capital and taxes in the quarter was a record $301.0 million or $0.61 per share, a significant increase compared to $62.4 million or $0.21 per share in the fourth quarter of 2024.
•Record Earnings Before Income Tax, Depreciation and Amortization (“EBITDA”) (+$276.8 million Y/Y): EBITDA for the quarter was a record $338.8 million, a significant increase compared to $62.0 million in the fourth quarter of 2024.
•Net Earnings (+$118.7 million Y/Y): Net earnings for the quarter were $105.2 million (earnings per share (“EPS”) of $0.17) compared to a net loss of $13.5 million (EPS of ($0.04)) in the fourth quarter of 2024. Net earnings did not include $41.9 million in unrealized gains from the Company's portfolio of marketable securities, which are included within Other Comprehensive Income.
•Record Adjusted Net Earnings (+$136.8 million Y/Y): Adjusted net earnings, excluding non-cash or non-recurring items such as an impairment reversal, unrealized gains on marketable securities, a gain on debt settlement of senior convertible notes, a tax provision related to PEM, share-based payments and deferred income tax, was $144.4 million (adjusted EPS of $0.30), compared to an adjusted net earnings of $7.6 million (adjusted EPS of $0.03) in the fourth quarter of 2024.
•Record Free Cash Flow (+$182.0 million Y/Y): The Company generated a quarterly record of $250.4 million in free cash flow in Q4 2025 compared to $68.4 million in free cash flow in the fourth quarter of 2024.
•Record Quarter at First Mint (+$13.6 million Y/Y): First Mint, LLC, the Company’s 100%-owned minting facility, generated record quarterly sales of $22.7 million compared to $9.1 million in the fourth quarter of 2024, including record monthly sales in December 2025. The average realized silver price for Q4 2025 was $69.74 per ounce, representing a 127% increase compared to $30.76 per ounce in Q4 2024 and a 26% premium to the Q4 2025 COMEX average silver price of $55.20 per ounce.
•Fourth Quarter Dividend: The Company declared a cash dividend of $0.0083 per common share for the fourth quarter of 2025 for shareholders of record as of the close of business on February 27, 2026, which will be paid out on or about March 16, 2026.

2025 HIGHLIGHTS
•Met Upwardly Revised Production Guidance: The Company met or exceeded both its original and July 2025 upwardly revised production guidance with full year 2025 production of 31.1 million silver equivalent oz (32.3 million AgEq oz using updated 2025 guidance assumptions for metal prices) (guidance range 30.6 – 32.6 million AgEq oz), including 15.4 million oz of silver (guidance range: 14.8 – 15.8 million oz), 147,433 oz of gold (guidance range: 135,000 – 144,000 oz), 56.7 million lbs of zinc (guidance range: 52 – 56 million lbs) and 32.3 million lbs of lead (guidance range: 33 – 35 million lbs).

•Record Annual Silver Production: The Company produced a record 15.4 million oz of silver in 2025, representing an 84% increase compared to 8.4 million ounces in 2024. The significant jump in silver production can be attributed to the acquisition of the Los Gatos Silver Mine, as well as a 19% increase in production at San Dimas and an 18% increase in production at La Encantada.

•Record Treasury Position: The Company ended the year with a record $937.7 million cash in treasury, representing a significant increase compared to $308.3 million at the end of 2024, and the highest treasury position in the Company’s history.
•Record Annual Revenue: The Company generated record revenue of $1,257.2 million in 2025, a 124% increase compared to $560.6 million in 2024. The significant revenue growth in 2025, compared to 2024, was driven by a 47% higher average realized silver price of $41.52 per AgEq oz, increasing revenues by $399.7 million, and a 50% increase in the total number of payable AgEq oz sold.
•Record Revenues and Operating Earnings at First Mint: First Mint total revenues for 2025 were a record $49.4 million, a significant increase compared to revenues of $16.0 million in 2024. First Mint’s operating earnings for the year totaled $24.1 million compared to $4.8 million in 2024.
•Sustainability Practices Recognized: In 2025, the Company achieved a 30.0 ESG risk rating with Sustainalytics, a leading sustainability research and ratings firm. This score places First Majestic in the Medium risk category, and in the top 40% within the precious metals industry, for the first time in the history of Sustainalytics’ coverage of the Company, reflecting strong environmental and social risk management practices.
•Acquisition of Gatos Silver, Inc.: On January 16, 2025, the Company completed the acquisition of Gatos Silver, Inc. adding a 70% joint venture interest in the Los Gatos underground silver mine in Chihuahua, Mexico to its portfolio of assets. The Los Gatos operation was successfully integrated into First Majestic's existing portfolio in 2025.

FOURTH QUARTER OPERATIONAL AND FINANCIAL RESULTS
•The Company produced 7.8 million AgEq oz in the fourth quarter (8.9 million using 2025 guidance metal prices), a 37% increase compared to 5.7 million AgEq oz produced in the fourth quarter of 2024. This growth was primarily driven by a 77% increase in attributable consolidated silver production, including contributions from Los Gatos, as well as a 10% production increase at San Dimas.
•The Company generated record quarterly revenue of $463.9 million in the fourth quarter of 2025, with 60% derived from silver sales, representing a 169% increase compared to $172.3 million of revenue generated in the fourth quarter of 2024. The significant revenue growth was primarily attributable to a 39% increase in payable AgEq ounces sold, mainly driven by: the addition of the Los Gatos Silver Mine to the Company’s portfolio of operating mines, which contributed $187.4 million in revenue; a notable 10% production increase at San Dimas, which contributed $105.2 million in revenue (2024 - $56.1 million); and continued strong performance at Santa Elena, which contributed $116.8 million in revenue (2024 - $86.2 million). Revenue growth was further supported by a higher average realized silver price of $58.96 per AgEq ounce, representing a 91% increase compared to the fourth quarter of 2024.
•The Company achieved record quarterly mine operating earnings of $237.8 million, a significant increase of $189.6 million compared to mine operating earnings of $48.2 million in the fourth quarter of 2024. The increase was driven by the addition of the Los Gatos Silver Mine, which contributed $106.8 million in mine operating earnings in the fourth quarter. Additionally, continued operational improvement at San Dimas resulted in a higher contribution to mine operating earnings of $40.2 million compared to earnings of $3.1 million in the fourth quarter of 2024, as well as positive contributions from Santa Elena and La Encantada. Mine operating earnings were partially offset by a higher non-cash depletion expense, primarily driven by the addition of the Los Gatos Silver Mine and increased overall production. Excluding non-cash depletion, depreciation and amortization expense, the Company generated mine operating earnings of $310.2 million.
•Operating cash flow before changes in working capital and taxes paid in the quarter was a record $301.0 million or $0.61 per share, a significant increase compared to $62.4 million or $0.21 per share in the fourth quarter of 2024. This improvement was primarily driven by mine operating earnings, excluding depletion, depreciation and amortization, of $310.2 million, as a result of strong performances at San Dimas and Los Gatos.
•Capital Expenditures: The Company’s attributable capital expenditures in the fourth quarter were $48.2 million ($53.8 million on a 100% basis), representing a 33% increase compared to $36.1 million in total capital expenditures in the fourth quarter of 2024 driven by the addition of the Los Gatos Silver Mine, along with the Company’s continued focus on growth and mine development in line with its updated 2025 guidance. Total attributable capital expenditures consisted of $21.6 million in property, plant and equipment (“PP&E”) (2024 - $10.7 million), $13.5 million in underground development (2024 - $13.6 million), and $13.2 million in exploration (2024 - $11.9 million). On a 100% basis, these amounts totaled $24.1 million, $15.6 million, and $14.1 million relating to PP&E, underground development, and exploration, respectively.
•Cash costs per attributable payable AgEq oz for the quarter were $16.66, a 21% increase when compared with $13.82 per oz in the fourth quarter of 2024. Despite continued operational efficiencies and the significant increase in production compared to the fourth quarter of 2024, AgEq oz were impacted by a rising commodity price environment that compressed the gold-to-silver ratio, which reduced reported AgEq oz by approximately 1.1 million oz compared to guidance assumptions, negatively impacting costs per AgEq oz.
•Consolidated AISC in the quarter was $23.48 per AgEq ounce, a 15% increase from $20.34 per AgEq ounce in the fourth quarter of 2024. Applying the 2025 guidance assumptions for metal prices and the USD/MXN exchange rate, Q4 2025 AISC would have been $20.05 per AgEq ounce.

The table below represents the Company’s consolidated fourth quarter operational and financial highlights for the fourth quarter.

Key Performance Metrics	2025-Q4	2025-Q3	Change Q4 vs Q3	2024-Q4	Change Q4 vs Q4
Operational(1)
Ore Processed / Tonnes Milled	1,058,276	997,002	6%	745,124	42%
Silver Ounces Produced	4,165,334	3,863,673	8%	2,353,865	77%

Key Performance Metrics	2025-Q4	2025-Q3	Change Q4 vs Q3	2024-Q4	Change Q4 vs Q4
Gold Ounces Produced	41,417	35,681	16%	39,506	5%
Silver Equivalent Ounces Produced	7,845,686	7,651,058	3%	5,713,289	37%
Cash Costs per Silver Equivalent Ounce(2)	$16.66	$14.83	12%	$13.82	21%
All-in Sustaining Cost per Silver Equivalent Ounce(2)	$23.48	$20.90	12%	$20.34	15%
Total Production Cost per Tonne(2)	$103.07	$102.53	1%	$96.63	7%
Average Realized Silver Price per Silver Equivalent Ounce(2)	$58.96	$39.03	51%	$30.80	91%

Financial (in $millions)
Revenues	$463.9	$285.1	63%	$172.3	169%
Mine Operating Earnings	$237.8	$99.1	140%	$48.2	NM
Net Earnings (Loss)	$105.2	$43.0	145%	($13.5)	NM
Operating Cash Flows before Non-Cash Working Capital and Taxes	$301.0	$141.3	113%	$62.4	NM
Capital Expenditures	$53.8	$52.1	3%	$36.1	49%
Cash and Cash Equivalents	$793.4	$435.4	82%	$202.2	NM
Restricted Cash	$144.3	$133.4	8%	$106.1	36%
Working Capital(2)	$733.6	$542.4	35%	$224.5	NM
EBITDA(2)	$338.8	$128.3	163%	$62.0	NM
Adjusted EBITDA(2)	$305.4	$125.3	120%	$64.8	NM
Free Cash Flow(2)	$250.4	$98.8	153%	$68.4	NM

Shareholders
EPS – Basic & Diluted	$0.17	$0.06	183%	($0.04)	NM
Adjusted EPS(2)	$0.30	$0.07	NM	$0.03	NM
NM - Not meaningful
1.Operational metrics calculated in the table above are reported on an attributable basis to account for the Company’s 70% ownership of the Los Gatos Joint Venture that owns the Los Gatos Silver Mine.
2.The Company reports certain non-GAAP measures which include cash costs per AgEq ounce produced, cash costs per Au ounce produced, AISC per AgEq ounce produced, all-in sustaining cost per Au ounce produced, total production cost per tonne, average realized silver price per AgEq ounce sold, average realized Au price per ounce sold, working capital, adjusted EPS, EBITDA, adjusted EBITDA, and free cash flow. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Financial Measures” at the end of this news release for further details of these measures.

The table below represents the quarterly operating and cost performance results at each of the Company's four producing mines and the Jerritt Canyon Gold Project during the quarter

Fourth Quarter Production Summary	Los Gatos (1)(4)	San Dimas	Santa Elena	La Encantada	Jerritt Canyon (3)	Consolidated
Ore Processed / Tonnes Milled	226,900	243,807	283,721	303,848	–	1,058,276
Silver Ounces Produced	1,491,235	1,315,711	358,185	1,000,203	–	4,165,334
Gold Ounces Produced (3)	894	15,066	25,083	32	342	41,417
Silver Equivalent Ounces Produced(3)	2,091,621	2,449,162	2,279,397	1,002,725	22,781	7,845,686
Cash Costs per Silver Equivalent Ounce(2)	$16.12	$16.25	$15.97	$19.72	NM	$16.66
All-in Sustaining Cost per Silver Equivalent Ounce(2)	$18.81	$21.62	$19.44	$25.95	NM	$23.48
Total Production Cost per Tonne (2)	$103.74	$153.97	$102.65	$62.11	N/A	$103.07
NM - Not meaningful
1.All production and non-GAAP results shown in the table above are reported on an attributable basis, meaning they reflect only the portion of results corresponding to the Company’s 70% ownership of the Los Gatos Joint Venture that owns the Los Gatos Silver Mine.

2.These measures do not have a standardized meaning under the Company’s financial reporting framework and the methods used the Company to calculate these measures may differ from methods used by other companies with similar descriptions.
3.Jerritt Canyon was placed on temporary suspension in March 2023. In-circuit recovery efforts performed in Q4 2025 resulted in the production of 342 gold ounces or 22,781 AgEq ounces at Jerritt Canyon.
4.AgEq ounces for the Los Gatos Silver Mine include 14,238,927 lbs zinc, 8,108,949 lbs lead and 235,886 lbs copper (70% attributable basis).

2025 OPERATIONAL AND FINANCIAL RESULTS
•During the year, the Company recognized record mine operating earnings of $450.0 million, a significant increase compared to $91.9 million in 2024. The increase was driven by a higher average realized silver price per AgEq oz compared to 2024, the addition of Los Gatos to the Company’s production portfolio, which contributed $203.4 million in mine operating earnings in the year, as well as continued operational improvements at San Dimas and La Encantada.
•Operating cash flow before changes in working capital and taxes in the year was a record $667.2 million or $1.39 per share, a significant increase compared to $138.6 million or $0.47 per share in 2024.
•EBITDA for the year ended December 31, 2025 was a record $686.1 million, a significant improvement compared to $127.1 million in 2024. The increase in EBITDA was primarily attributable to improved mine operating earnings in 2025 as compared to 2024, along with a gain on the reversal of impairment of $20.3 million following the announcement of the proposed sale of the Company’s subsidiary that owns the Del Toro Silver Mine during the year.
•Adjusted EBITDA normalized for non-cash or non-recurring items such as an impairment reversal, unrealized gains on marketable securities, a gain on settlement of senior convertible notes, share-based payments, restructuring costs, acquisition costs and abnormal maintenance costs for the year ended December 31, 2025 was a record $679.1 million, a significant improvement compared to $143.8 million in 2024.
•Net earnings for the year were $211.0 million (EPS of $0.34), representing a significant increase compared to a net loss of $101.9 million (EPS of ($0.34)) in 2024. The increase in net earnings was primarily driven by the $358.1 million increase in mine operating earnings, a non-cash deferred income tax recovery of $89.1 million, and an impairment reversal of $20.3 million related to the agreed upon sale of the Del Toro Silver Mine. This was partially offset by a non-cash current income tax expense of $273.1 million, and a non-cash depletion and depreciation expense of $263.4 million, primarily driven by the addition of Los Gatos and higher production at La Encantada and San Dimas. Net earnings during the year did not include $126.8 million in gains from the portfolio of marketable securities, which are included within Other Comprehensive Income.
•Adjusted net earnings for the year were a record $216.0 million (Adjusted EPS of $0.46), compared to an adjusted net loss of $41.8 million (Adjusted EPS of ($0.14)) in 2024. Adjusted net earnings are normalized for non-cash or non-recurring items such as deferred income tax, an impairment reversal on the sale of the Del Toro Silver Mine, unrealized gains on marketable securities, a gain on settlement of senior convertible notes, share-based payments, a tax provision relating to PEM (Refer to Note 24 of the annual financial statements), restructuring costs, acquisition costs and abnormal maintenance costs.
•The Company’s attributable capital expenditures in the year were $191.7 million ($212.8 million on a 100% basis), representing a 51% increase compared to $127.3 million in 2024 driven by the addition of the Los Gatos Silver Mine, along with the Company’s continued focus on growth and mine development in line with its updated 2025 guidance. Total attributable capital expenditures consisted of $82.8 million for underground development (2024 - $54.2 million), $59.5 million in PP&E (2024 - $27.2 million) and $43.8 million in exploration (2024 - $46.0 million). On a 100% basis, these amounts were $92.5 million, $67.2 million, and $47.6 million relating to underground development, PP&E and exploration, respectively. Capital expenditures also included $5.0 million related to the investment in First Mining Gold Corp. following the entering into of the Amended Springpole Stream Agreement ($4.2 million related to capital expenditures), and $1.4 million related to corporate projects.
•Cash costs per AgEq ounce for the year were $15.07, a 2% increase compared to $14.80 per ounce in 2024. Applying the 2025 guidance assumptions for metal prices and the USD/MXN exchange rate, 2025 cash costs would have been $14.34 per AgEq ounce. While underlying operating performance improved in

2025, the higher cash cost per AgEq ounce was primarily influenced by the strong outperformance of silver prices relative to gold, lead, and zinc throughout 2025 which resulted in a lower AgEq conversion ratio for by-product metals. This lower AgEq ratio reduced the number of reported AgEq ounces attributed to by-product production, making cash costs per AgEq ounce appear higher despite strong performance and economic fundamentals. Additionally, higher metal prices and increasing production contributed to higher royalties and increased worker participation costs, causing an increase in cash costs. However, as a primary silver producer, this price environment is favourable and strengthens the Company’s overall economics.
•AISC per AgEq ounce in the year was $21.17, a slight increase compared to $21.11 in 2024. The modest increase was mainly due to the impacts on cash costs as described above. This was partially offset by a decrease in corporate G&A expenses per AgEq ounce compared to 2024, reflecting restructuring efforts implemented to optimize the workforce and reduce labour costs. Applying the 2025 guidance assumptions for metal prices and the USD/MXN exchange rate, 2025 AISC would have been $20.19 per AgEq ounce.

The table below represents the Company’s consolidated 2025 annual operational and financial highlights.

Key Performance Metrics	2025	2024	2023	Change '25 vs '24
Operational
Ore Processed / Tonnes Milled	4,003,457	2,686,742	2,901,972	49%
Silver Ounces Produced	15,435,506	8,400,796	10,250,755	84%
Gold Ounces Produced	147,433	156,542	198,921	(6%)
Silver Equivalent ("AgEq") Ounces Produced	31,060,764	21,655,427	26,874,417	43%
Cash Costs per Silver Equivalent Ounce (1)	$15.07	$14.80	$14.49	2%
All-in Sustaining Cost per Silver Equivalent Ounce (1)	$21.17	$21.11	$20.16	0%
Total Production Cost per Tonne (1)	$102.02	$111.03	$127.16	(8%)
Average Realized Silver Price per Ounce (1)	$41.52	$28.26	$23.29	47%

Financial (in $millions)
Revenues	$1,257.2	$560.6	$573.8	124%
Mine Operating Earnings	$450.0	$91.9	$25.6	NM
Earnings before Income Taxes	$395.0	($26.5)	($195.9)	NM
Net Earnings	$211.0	($101.9)	($135.1)	NM
Operating Cash Flows before Working Capital and Taxes	$667.2	$138.6	$99.2	NM
Cash and Cash Equivalents	$793.4	$202.2	$125.6	NM
Working Capital(1)	$733.6	$224.5	$188.9	NM
EBITDA(1)	$686.1	$127.1	($41.8)	NM
Adjusted EBITDA(1)	$679.1	$143.8	$144.3	NM
Free Cash Flow(1)	$470.6	$107.1	($9.0)	NM

Shareholders
EPS - Basic & Diluted	$0.34	($0.34)	($0.48)	NM
Adjusted EPS(1)	$0.46	($0.14)	($0.08)	NM
NM - Not meaningful
1.The Company reports certain non-GAAP measures which include cash costs per AgEq ounce produced, cash costs per Au ounce produced, AISC per AgEq ounce produced, all-in sustaining cost per Au ounce produced, total production cost per tonne, average realized silver price per AgEq ounce sold, average realized Au price per ounce sold, working capital, adjusted EPS, EBITDA, adjusted EBITDA, and free cash flow. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Financial Measures” at the end of this news release for further details of these measures.

The table below represents the annual operating and cost performance results at each of the Company's producing mines and the Jerritt Canyon Gold Project for 2025.

Annual Production Summary	Los Gatos(3)	San Dimas	Santa Elena	La Encantada	Jerritt Canyon(2)	Consolidated
Ore Processed / Tonnes Milled	867,467	928,352	1,101,613	1,106,025	—	4,003,457
Silver Ounces Produced	5,869,370	5,385,150	1,416,862	2,764,123	—	15,435,506
Gold Ounces Produced	3,121	55,724	88,107	137	342	147,433
Silver Equivalent Ounces Produced	8,906,267	10,240,773	9,114,483	2,776,460	22,781	31,060,764
Cash Costs per Silver Equivalent Ounce (1)	$12.91	$14.97	$14.36	$23.61	NM	$15.07
All-in Sustaining Cost per Silver Equivalent Ounce (1)	$15.15	$19.62	$17.96	$29.26	NM	$21.17
Total Production Cost per Tonne (1)	$94.34	$159.29	$104.73	$57.26	N/A	$102.02
NM - Not meaningful
1.See “Non-GAAP Financial Measures” at the end of this news release for further details of these measures.
2.On March 20, 2023, management made the decision to temporarily suspend all mining activities at Jerritt Canyon effective immediately. As of April 24, 2023, all activities at the Jerritt Canyon processing plant were suspended. In-circuit recovery efforts performed during 2025 resulted in production of 342 gold ounces from Jerritt Canyon.
3.All production and non-GAAP results shown in the table above are reported on an attributable basis to account for the Company’s 70% ownership of the Los Gatos Joint Venture that owns the Los Gatos Silver Mine.
Q4 2025 DIVIDEND ANNOUNCEMENT
The Company is pleased to announce that its Board of Directors has declared a cash dividend in the amount of $0.0083 per common share for the fourth quarter of 2025. The dividend will be paid to holders of record of First Majestic’s common shares as of the close of business on February 27, 2026, and will be paid out on or about March 16, 2026.
Under the Company’s dividend policy, for 2025, the quarterly dividend per common share was targeted to equal approximately 1% of the Company’s net quarterly revenues divided by the Company’s then outstanding common shares. Note: In the case of net revenues generated from the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), 70% of the net revenue from such mine, being the revenue that is attributable to the Company, is used for the purposes of the Company’s quarterly dividend calculation.
In January 2026, the Company announced that it is increasing its dividend per common share from 1% to 2% of net quarterly revenues earned, effective from January 1, 2026 onwards. The first payment at this increased dividend level is expected to be made in June 2026 when the Company pays its dividend for Q1 2026 in respect of revenue earned from January 1, 2026 onwards.

The amount and distribution dates of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes. Dividends paid to shareholders outside Canada (non-resident investors) may be subject to Canadian non-resident withholding taxes.
RESIGNATION OF DIRECTOR
The Company also announces that effective February 8, 2026, Daniel Muñiz Quintanilla resigned as a director of the Company. The Company would like to thank Mr. Muñiz Quintanilla for his support and wishes him the best in his future endeavours.

CONFERENCE CALL DETAILS
The Company will host a conference call and webcast on Thursday, February 19, 2026, at 8:30 a.m. (PT) / 11:30 a.m. (ET) to provide investors and analysts with a business update, and to discuss the Company's fourth quarter production and financial results, and its 2026 guidance.

To participate in the conference call, please use the following dial-in numbers or the Web Phone link, and request to join the First Majestic Silver call:

Canada & USA Toll-Free:	+1-833-752-3407
Outside of Canada & USA:	+1-647-846-2866
Web Phone:	Click Here
Participants should dial-in at least 15 minutes prior to the start of the call to ensure placement in the conference on time.

The live webcast link of the call will be accessible directly at this link, Q4 2025 Results Conference Call, as well as on the First Majestic home page at www.firstmajestic.com through the “February 19, 2026 Webcast Link”. A webcast archive will be available approximately one hour after the end of the event and will be accessible for three months through the same link as the live event.

A recording of the conference call will be available for telephone replay approximately one hour after the end of the event by calling:

USA & Canada Toll-Free:	+1-855-669-9658
Outside of Canada & US:	+1-412-317-0088
Web Phone:	2656428
The telephone replay will be available for seven days following the end of the event.
ABOUT FIRST MAJESTIC
First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.
FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, CEO

Non-GAAP Financial Measures

This news release includes reference to certain financial measures which are not standardized measures under the Company's financial reporting framework. These measures include cash costs per silver equivalent ounce produced, all-in sustaining cost (or “AISC”) per silver equivalent ounce produced, cash costs per gold ounce produced, AISC per gold ounce produced, total production cost per tonne, average realized silver price per ounce sold, average realized gold price per ounce sold, working capital, adjusted net earnings and EPS, EBITDA, adjusted EBITDA, and free cash flow. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures are widely used in the mining industry as a benchmark for performance but do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a complete description of how the Company calculates such measures and a reconciliation of certain measures to GAAP terms please see “Non-GAAP Measures” in the Company's most recent management discussion and analysis filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Cautionary Note Regarding Forward Looking Statements
This news release contains "forward-looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the timing for the Company’s fourth quarter dividend payment and the shareholder record and payable dates in connection with such dividend payment; and the timing for the Company’s first dividend payment at the increased level of 2% of net quarterly revenues earned during a quarter. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. As such, investors are cautioned not to place undue reliance upon forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward-looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward-looking statements".

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in the Company's most recent Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 40-F for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission on EDGAR at http://www.sec.gov/edgar. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.